January 28, 2025

VIA EDGAR

Re:	Paramount Global

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 10-Q for the Nine Months Ended September 30, 2024

File No. 001-09553

Inessa Kessman

Robert Littlepage

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Inessa Kessman and Mr. Robert Littlepage:

This letter sets forth the response of Paramount Global (the “Company” or “Paramount”) to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated January 23, 2025, with respect to the Form 10-K for the year ended December 31, 2023 filed by the Company on February 28, 2024 (SEC File No. 001-09553) (the “Form 10-K”) and the Form 10-Q for the nine months ended September 30, 2024 filed by the Company on November 8, 2024 (SEC File No. 001-09553) (the “Form 10-Q”). To assist your review, we have retyped the text of the Staff’s comment in italics below. Unless otherwise defined below, terms defined in the Form 10-Q and used below shall have the meanings given to them in the Form 10-Q.

Form 10-Q for the Nine Months Ended September 30, 2024

Notes to the Consolidated Financial Statements

2) Programming and Other Inventory, page 13

1.

We note your response to prior comment 1. In your response your refer to the use of ASC 926-20-35-12 for “normal” impairment testing. Tell us what guidance you used for your “strategic” impairment. If it was the same guidance, tell us in detail how you determined what is normal versus strategic impairment. If you used ASC 926-20-35-12 for strategic impairment, tell us why the entire impairment was not taken in the first half 2023. In that regard, what were the new triggering events in the periods after the first half of 2023.

The Company respectfully advises the Staff that we use the same guidance (ASC 926-20-35-12) to evaluate all programming for impairment, regardless of whether a resulting charge is considered by management to be “normal” or “strategic”. Our characterization of an impairment as strategic versus normal is intended to provide users of our financial statements with an understanding of when an impairment results from a broad action by management as part of a company-wide strategic change (such as the combination of Paramount+ and Showtime into a single product offering and our shift to a global programming strategy) versus a more routine impairment that occurs as part of our normal operations. In the first quarter of 2024, the new triggering events that led to the impairment charges were new decisions by management to remove a significant volume of additional content from our platforms and the removal of this content during that period. An impairment charge for this content was not appropriate in the first half of 2023 because these actions were not contemplated at that time and the impacted content was still in use on our platforms and related film groups up until the first quarter of 2024.

3) Impairment, Restructuring and Transaction-Related Costs, page F-13

2.

We note your response to comment 2, however your response does not address the significant programming impairments that took place in 2023 and early 2024 when assessing whether goodwill should be tested for impairment. Tell us why your programming impairments were not a triggering event for a goodwill impairment test. Also, tell us if management continued to believe “it is more likely than not that the fair value of each of our reporting units continues to substantially exceed their respective carrying amounts” up until the second quarter of 2024.

The Company respectfully advises the Staff that we considered the guidance in ASC 350-20-35-66 and determined that the programming impairments that took place in 2023 and early 2024 were not triggering events for a goodwill impairment test. We did not view the actions that resulted in the programming impairment charges as adverse indicators relative to our reporting unit values, as these programming-related actions were not expected to have a negative impact on the financial performance or cash flows of our reporting units and the performance of our platforms continue to be supported by the significant amount of programming remaining. As a result, management continued to believe that it was more likely than not that the fair value of each of our reporting units continued to substantially exceed their respective carrying amounts up until the second quarter of 2024, when the goodwill impairment triggers cited in our previous response to the Staff occurred.

*  *  *  *  *  *  *

If you should have any questions regarding the items discussed in this response letter, please contact me at naveen.chopra@paramount.com, or, in my absence, Caryn Groce, the Company’s Executive Vice President, Acting General Counsel and Secretary at caryn.groce@paramount.com.

Very truly yours,

/s/ Naveen Chopra
Chief Financial Officer

cc:	Simpson Thacher & Bartlett LLP

Xiaohui (Hui) Lin

Katharine Thompson